YANZHOU COAL MINING COMPANY LIMITED

Address: 298 Fushan South Road, Shandong Province, China	Tel: (86537) 5385343 Fax: (86537) 5383311

October 12, 2011

VIA EDGAR

Karl Hiller

United States Securities and Exchange Commission

Division of Corporation Finance

Tel (202) 551-3686

Fax (703) 813-6982

Re:	Yanzhou Coal Mining Company Limited
20-F for Fiscal Year ended December 31, 2010
Filed June 24, 2011
File No. 001-14714

Dear Mr. Hiller:

We refer to the Commission’s comments on our Form 20-F filing for fiscal year ended December 31, 2010, received on September 26, 2011. We are in the process of preparing our response to the Commission’s comment. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date to October 18, 2011.

Thank you in advance for your consideration. I look forward to receiving your written confirmation of the extension.

Yours truly,

/s/ WU Yuxiang
WU Yuxiang
Chief Financial Officer